MASTERPIECE TECHNOLOGY GROUP, INC.
455 Wards Corner Road ~ Loveland, Ohio 45140 ~ 513-831-6647 ~ FAX 513-831-5633


Mr. Jules Pagano
1000 Connecticut Ave.NW
Suite 1106
Washington, DC  20036
Fax    (202) 833-2286


Dear Mr. Pagano,

The purpose of this letter is to confirm Jules Pagano ("Advisor") the appointment by the Board of Directors to act as union advisor to MTG in connection with Company issues relating to union politics and activity as it may relate to corporate concerns and marketing activity. The board also confirms that the Advisor is being retained hereunder by and solely for the benefit of the Board of MTG and not by any third parties, including the Company's shareholders. In connection with our engagement the Advisor will provide the following services:

     (a) will provide advice to the Board, from time to time as it may request, on matters relating to union matters;
     (b) if requested by the Board, Advisor will assist the Board with the following:
             (i) an evaluation of the company's approach to union issues; and
             (ii) directed work as appropriate for the further development of appropriate union relationships as are related to joint sales and marketing activities; and
             (iii) Advisor will provide such other advice to the Board directly related to union standards and structures as described above and as may reasonably be requested by Board.

1. The information provided will be in accordance with the professional judgment of the Advisor and will comply with applicable securities law requirements. Any advice or opinions provided to us hereunder will be made subject to and will be based upon such limitations, qualifications and reservations as the Advisor, in his judgment, deem necessary or prudent in the circumstances.

2. None of the opinions or any other oral or written opinions or advice, (including the contents of any materials provided by the Advisor and any oral or written presentation to the Board made by the Advisor) in connection with this engagement is to be used, reproduced, published or distributed in whole or in part to any third party without the prior written consent of the Advisor
(except as required by applicable securities law requirements and then only after consultation with the Advisor). Such consent will extend only to the disclosure of the specific advice to the board and any subsequent disclosure in any other document needed for circulation. Any document prepared by or on behalf of the Board will be in form and substance satisfactory to the Advisor and its counsel and will be provided to the Advisor and its counsel for review.

3. You and the Board further acknowledge that you and the Board, respectively, will use your best efforts to ensure that all information concerning the Company and selected union organizations that will be directed to us, orally or in writing, by you or your respective agents and advisors will be accurate and complete in all material respects and will not be misleading in any material respect.

4. In connection with the performance of advisory services hereunder, Advisor will keep confidential and will use only for the purpose of performing the services described herein all information, whether written or oral, acquired from the Board and the Company in connection with our work hereunder, except:
(iv) information which was available to the public prior to the engagement or which thereafter becomes available to the public other than through a breach by parties of obligations hereunder; (v) information which was known to Advisor prior to the engagement; and (vi) information which Advisor is required to disclose by law (including applicable securities law requirements) or in connection with legal process or legal or regulatory proceedings. Advisors obligation under this section will survive the completion of this engagement.

5. In consideration for services hereunder, the Company will:

* Pay the Advisor Five Thousand (5,000) shares of MPTG restricted stock.
* Pay all reasonable expenses of the Advisor that are related to functions performed as applicable to MPTG functions. Expenses shall be submitted and approved by MPTG prior to reimbursement.
* Pay Advisor One Thousand (1,000) dollars per month for his services.
* Pay Advisor fees to be determined based upon referral activity that leads the company to successful sales and marketing opportunities and revenue.

6. The Company agrees to indemnify and hold the Advisor to the fully extent permitted by law, harmless from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (collectively, "Losses"), to which an Indemnified Party may become subject by reason of the performance of professional services rendered hereunder.

7. If Advisor is requested to perform services in addition to those described above, the terms and conditions relating to such services will be outlined in a separate letter agreement and the fees for such services will be negotiated separated and in good faith and will be consistent with fees paid for similar services.

8. The term of this agreement will be for a period beginning as of the date of your acceptance of this Agreement and ending on December 31, 2000.

9. This Agreement will be governed by and construed in accordance with the laws of the State of Ohio.

10. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or unenforceability of any other provisions of this Agreement.

11. The Agreement resulting from acceptance of this letter constitutes the entire agreement between the parties with respect to the services described herein and supersedes any prior agreements or understandings made between the parties with respect thereto. No modification or amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by the parties hereto. If the foregoing correctly reflects the basis upon which the Company agrees to retain the Advisor, please sign and return one copy of this Agreement to us.


_________________________               _________________________
Newell Crane, CEO                       Jules Pagano, Advisor
Masterpiece Technology Group, Inc.